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                                                                  Exhibit (a)(9)

[Form of Reminder E-Mail Message to Employees]

From: Mike Yonker

Subject:    Option Exchange Program Reminder

This email is to remind you that the election period for the exchange program is scheduled to expire on Tuesday, November 28, 2006 at 11:59 p.m., Pacific Standard Time. We currently have no plans to extend the expiration date. If you wish to exchange any of your eligible options, you must complete, sign and date the form of election and return it to us so that we RECEIVE it in the Tualatin office before the expiration of the election period. Additional copies of the form of election are available at oep.pixelworks.com.

All elections must be returned before 11:59 p.m., Pacific Standard Time, on November 28, 2006. Unless we extend this deadline, there will be no exceptions. If you do not properly submit an election, none of your eligible options will be exchanged and your eligible options will remain outstanding at their current price and terms.

You should carefully review the Offer Circular and the other documents to which the Offer Circular refers before making a decision on whether to participate in the exchange program. You can obtain a copy of the Offer Circular at oep.pixelworks.com. For additional information or assistance, you should send your request by email to pixelworksoep@pixelworks.com